                CAPITAL RE CORPORATION AND SUBSIDIARIES
      Exhibit 11 Statement Re: Computation of Per Share Earnings
                             (Unaudited)
            (Dollars in thousands except per share amounts)



                                   Three Months Ended
                                        March 31,
                                   ---------------------
                                   1996             1995
                                   ---------------------

Earnings per common share
(Primary and Fully Diluted)
Average shares outstanding
during the period                15,268           14,783


Net Income                       12,767           11,077
Per share amount                  $0.84            $0.75
                                 ======           ======


Notes: The per share data for 1996 and 1995 does not include the net effect of dilutive stock options, since the dilution from the earnings per share amount is less than 3%.
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